Morgan Stanley Variable Investment Series

522 Fifth Avenue

New York, NY 10036

October 30, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:   Ellen Sazzman, Division of Investment Management

Re:          Morgan Stanley Variable Investment Series, the Global Infrastructure Portfolio (formerly, the Utilities Portfolio) (File No. 2-82510)

Dear Ms. Sazzman:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the Global Infrastructure Portfolio (the “Portfolio”) of the Morgan Stanley Variable Investment Series (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2008.  This filing related to certain changes to the Portfolio’s principal investment strategies and a corresponding change to the Portfolio’s name.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 44 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about October 30, 2008.

We note that while these comments are based on a review of the documents relating to Class X of the Portfolio, we acknowledge that they apply equally to the documents relating to both Class X and Class Y of the Portfolio.  We also acknowledge that these comments apply equally to the corresponding documents for Class X and Class Y of the Global Infrastructure Portfolio of Morgan Stanley Select Dimensions Investment Series, which were filed in a separate registration statement for the same purposes on August 29, 2008.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                               Please ensure that the EDGAR identifier associated with the prospectus reflects the change in the Portfolio’s name.

Response 1.                               The EDGAR identifier has been amended to reflect the Portfolio’s name change.

COMMENTS TO THE PROSPECTUS

Comment 2.                               With respect to the Portfolio’s 20% basket of “other investments” discussed in the section entitled “Principal Investment Strategies—Other Investments”, describe with greater specificity what portion of the Portfolio’s fixed income securities and convertible securities are rated below investment grade.

Response 2.                               The Portfolio may invest up to 5% of its assets in fixed-income securities and convertible securities rated below investment grade.  We have revised the disclosure in the “Principal Investment Strategies—Other Investments” and “Additional Risk Information” sections to reflect this information.

Comment 3.                               To the extent that derivatives and swaps are discussed in the Principal Investment Strategy section, please add disclosure relating to derivative risk, leveraging risk, and counterparty and settlement risks to the discussion of Principal Risks.  As appropriate, please add disclosure relating to credit and liquidity risk in light of the Portfolio’s exposure to these risks through its investments in fixed income and junk bond investments.  If credit and liquidity risks are not principal risks of the Portfolio, consider adding this disclosure to the Statement of Additional Information (“SAI”).

Response 3.  Investments in derivatives and swaps are considered by the portfolio management team to be additional investments that the Portfolio may make and are not part of the principal investment strategies of the Portfolio.  These types of investments are discussed in the Principal Investment Strategy section when describing the additional investments the Portfolio may make.  Risk disclosure relating to the specific derivatives in which the Portfolio may invest is therefore included in the section titled “Additional Risk Information”.  Please note that we have added risk disclosure relating to derivatives generally to the “Principal Risk” section.

Risk disclosure relating to leveraging and counterparties is included in the prospectus within the risk discussion of specific derivatives as appropriate and in corresponding discussions in the section of the SAI titled “Description of the Fund and its Investments and Risks—Investment Strategies and Risks”.  Disclosure relating to credit risks is also included in the section of the prospectus titled “Additional Risk Information—Fixed Income Securities.”  As the portfolio management team does not consider credit and liquidity risks to be principal risks of this Portfolio, we believe that this disclosure is adequate.  Please note that we have added additional counterparty risk disclosure to the section of the prospectus titled “Additional Risk Information.”

Comment 4.                               To the extent that options on foreign currencies, stock index futures, options and forward foreign currency exchange contracts are discussed in the Principal Investment Strategy section, please consider adding risk disclosure to the Principal Risk section as appropriate.  Include explanatory disclosure that derivatives risk may be more acute when a counterparty is domiciled overseas.  If you feel that such additional risk disclosure is not warranted, consider adding this disclosure to the SAI.

Response 4.  Investments in options on foreign currencies, stock index futures (and options thereon) and foreign forward currency exchange contracts are considered by the portfolio management team to be additional investments that the Portfolio may make and are not part of the principal investment strategies of the Portfolio.  These types of investments are discussed in the Principal Investment Strategy section when describing the additional investments the Portfolio may make.  Therefore, we believe that risk disclosure relating to these specific investments is appropriately included in the section titled “Additional Risk Information”.  Please note that we have added risk disclosure relating to derivatives generally to the “Principal Risk” section and additional counterparty risk disclosure to the section of the prospectus titled “Additional Risk Information.”

Comment 5.                               In the Average Annual Total Return table, confirm that the S&P 500 Index was used in this table for the immediately preceding period.  Please include appropriate disclosure per Item 2(c)(2)(iii) of Form N-1A and corresponding instructions.  Please explain if any other index was used in the preceding period that is no longer used.

Response 5.  The S&P 500 Index and the S&P 500 Utilities Index were used in this table for the immediately preceding period.  These indices are being replaced by the S&P BMI Global Index and the S&P Global Infrastructure Index, respectively.  Disclosure required by the Instructions relating to Item 2(c)(2)(iii) of Form N-1A is included in footnote 1 and footnote 3 to the table.

Comment 6.                               Confirm that the annual portfolio operating expenses do not include any fee waivers.

Response 6.  There are currently no fee waivers in place in connection with the Portfolio’s expenses.

Comment 7.                               Please confirm that none of the items discussed in the section titled “Additional Investment Strategy Information” constitutes a principal investment strategy.

Response 7.  None of the items discussed in the “Additional Investment Strategy Information” section constitutes a principal investment strategy of the Portfolio.

Comment 8.                               Disclose in the Principal Investment Strategies section the fact that the Portfolio may engage in active and frequent trading and describe the corresponding risks.  If you feel that such disclosure is not warranted in that section, please explain why.

Response 8.  We have added disclosure regarding portfolio turnover to the Principal Investment Strategy section as requested and included a cross-reference to the “Additional Investment Strategy Information” section for a full description of portfolio turnover.

Comment 9.                               Please confirm that none of the items discussed in the section titled “Additional Risk Information” constitutes a principal risk.

Response 9.  None of the items discussed in the “Additional Risk Information” section constitutes a principal risk of the Portfolio.

Comment 10.                        Proportional Voting of Insurance Companies:  Include a section discussing whether a minimum number of votes need to be received to have a quorum.  Disclose that, as a result of proportional voting, the vote of a small number of contract holders could determine the outcome of a proposal subject to shareholder vote.

Response 10.  A discussion regarding the Fund’s proportional voting and the possibility that a small number of contract holders could determine the outcome of a proposal subject to shareholder vote is contained in the section of the SAI titled “Capital Stock and Other Securities.”

Comment 11.                        Please provide more specificity regarding the business experiences of the named portfolio managers for the past five years.

Response 11.  We respectfully acknowledge the comment, but believe that the current disclosure satisfies the requirements of Form N-1A.

Comment 12.                        Please provide updated financial information.

Response 12.  The requested information will be provided in the section of the prospectus titled “Financial Highlights” and updated performance information will be provided in the section of the SAI titled “Performance Data”.  In addition, the Fund’s unaudited financial statements for the semiannual period ended June 30, 2008 are incorporated in the SAI by reference and a copy of the Fund’s Semi-Annual Report to Shareholders will accompany the delivery of the SAI.

COMMENTS TO PART C

Comment 13.                        Item 23(d).  Please confirm that an executed version of the Sub-Advisory Agreement relating to the Portfolio will be filed with the next filing.

Response 13.  An executed version of the Sub-Advisory Agreement will be included in the next filing.

Comment 14.                        Item 23(q).  Please confirm that a power of attorney has been filed that relates to the Securities Act filing for this Portfolio.

Response 14.  A power of attorney was filed with Post-Effective Amendment number 27 of Morgan Stanley Equally Weighted S&P 500 Fund that relates to Post-Effective Amendments numbered 43 and 44 of Morgan Stanley Variable Investment Series and Post-Effective Amendments numbered 25 and 26 of Morgan Stanley Select Dimensions Investment Series.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6984 (tel) or (646) 452-4831 (fax).  Thank you.

Best regards,

/s/ Eric Griffith

5

instruments will be counted towards the 80% policy discussed above to the extent they have economic characteristics similar to the securities included within the 80% policy.

Other Investments. The remaining 20% of the Portfolio’s assets may be invested in fixed-income securities, and equity securities of companies not engaged in the infrastructure business, U.S. Government securities issued, or guaranteed as to principal and interest, by the U.S. Government or its agencies or instrumentalities, asset-backed securities and real estate investment trusts (commonly known as “REITs”). Up to 10% of the Portfolio’s assets may be invested in convertible securities. The Portfolio may invest up to 5% of its assets in fixed-income securities and convertible securities rated below investment grade (commonly known as “junk bonds”). The Portfolio may also utilize forward foreign currency exchange contracts, options on foreign currencies, stock index futures (and options thereon), total return swaps and contracts for difference (“CFDs”), which are derivative instruments. Derivative instruments are financial instruments whose value and performance are based on the value and performance of another security or financial instrument. For more information, see the “Additional Investment Strategy Information” section.

The Portfolio may engage in active and frequent trading of its portfolio securities. For more information regarding portfolio turnover, see the “Additional Investment Strategy Information” section.

In pursuing the Portfolio’s investment objective, the Investment Adviser and/or Sub-Adviser have considerable leeway in deciding which investments they buy, hold or sell on a day-to-day basis and which trading strategies they use. For example, the Investment Adviser and/or Sub-Adviser in their discretion may determine to use some permitted trading strategies while not using others.

  PRINCIPAL RISKS

There is no assurance that the Portfolio will achieve its investment objective. The Portfolio’s share price and return will fluctuate with changes in the market value of its portfolio securities. When you sell Portfolio shares, they may be worth less than what you paid for them and, accordingly, you can lose money investing in this Portfolio.

Infrastructure-Related Companies. Because the Portfolio concentrates its investments in infrastructure-related companies, the Portfolio has greater exposure to the potential adverse economic, regulatory, political and other changes affecting such entities. Infrastructure-related companies are subject to a variety of factors that may adversely affect their business or operations including high interest costs in connection with capital construction programs, costs associated with compliance with and changes in environmental and other regulations, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, the effects of surplus capacity, increased competition from other providers of services in a developing deregulatory environment, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors. Additionally, infrastructure-related entities may be subject to regulation by various governmental authorities and may also be affected by governmental regulation of rates charged to customers, government budgetary constraints, service interruption due to environmental, operational or other mishaps and the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards.

Other factors that may affect the operations of infrastructure-related companies include innovations in technology that could render the way in which a company delivers a product or service obsolete, significant changes to the number of ultimate end-users of a company’s products, increased susceptibility to terrorist acts or political actions, risks of environmental damage due to

VIS — The Global Infrastructure Portfolio

3

in that market. If the value of that local currency falls relative to the U.S. dollar, the U.S. dollar value of the foreign security will decrease. This is true even if the foreign security’s local price remains unchanged.

Foreign securities also have risks related to economic and political developments abroad, including expropriations, confiscatory taxation, exchange control regulation, limitations on the use or transfer of Portfolio assets and any effects of foreign social, economic or political instability. Foreign companies, in general, are not subject to the regulatory requirements of U.S. companies and as such, there may be less publicly available information about these companies. Moreover, foreign accounting, auditing and financial reporting standards generally are different from those applicable to U.S. companies. Finally, in the event of a default of any foreign debt obligations, it may be more difficult for the Fund to obtain or enforce a judgment against the issuers of the securities.

Securities of foreign issuers may be less liquid than comparable securities of U.S. issuers and, as such, their price changes may be more volatile. Furthermore, foreign exchanges and broker-dealers are generally subject to less government and exchange scrutiny and regulation than their U.S. counterparts. In addition, differences in clearance and settlement procedures in foreign markets may cause delays in settlement of the Portfolio’s trades effected in those markets and could result in losses to the Portfolio due to subsequent declines in the value of the securities subject to the trades.

The foreign securities in which the Portfolio may invest may be issued by issuers located in emerging market or developing countries. Compared to the United States and other developed countries, emerging market or developing countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities issued by companies located in these countries tend to be especially volatile and may be less liquid than securities traded in developed countries. In the past, securities in these countries have been characterized by greater potential loss than securities of companies located in developed countries.

Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them to any voting rights with respect to the deposited securities.

Derivatives. The primary risks of investing in derivatives are: (i) changes in the market value of securities held by the Portfolio, and of derivatives relating to those securities, may not be proportionate, (ii) there may not be a liquid market for the Portfolio to sell a derivative, which could result in difficulty closing a position and (iii) certain derivatives can magnify the extent of losses incurred due to changes in the market value of the securities to which they relate. In addition, some derivatives are subject to counterparty risk. This risk may be more acute when a counterparty is domiciled outside of the United States. To minimize this risk, the Portfolio may enter into derivatives transactions only with counterparties that meet certain requirements for credit quality and collateral. For more information on the risks associated with the derivatives in which the Portfolio may invest, see the “Additional Risk Information” section.

Other Risks. The performance of the Portfolio also will depend on whether or not the Investment Adviser and/or Sub-Adviser are successful in applying the Portfolio’s investment strategies. The Portfolio is also subject to other risks from its permissible investments, including the risks associated with its investments in convertible securities and fixed-income securities, including junk bonds, U.S. Government securities, asset-backed securities, REITs, forward

VIS — The Global Infrastructure Portfolio

5

its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index. The Portfolio’s primary benchmark is being changed from the S&P 500® Index to the S&P BMI Global Index to more accurately reflect the Portfolio’s investible universe.

2 The Standard & Poor’s 500® Index (S&P 500® Index) is a broad-based index, the performance of which is based on the performance of 500 widely-held common stocks chosen for market size, liquidity and industry group representation. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index.

3 The Standard & Poor’s Global Infrastructure Index (S&P Global Infrastructure Index) is designed to track performance of the stocks of 75 of the largest publicly listed infrastructure companies around the world including both developed and emerging markets. The Index includes companies involved in utilities, energy and transportation infrastructure; airport services; highways and rail tracks; marine ports and services; and electric, gas and water utilities. The Index was launched on November 16, 2001 and, therefore, returns for periods using dates prior to this inception date are not available. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index. The Portfolio’s secondary benchmark is being changed from the S&P 500® Utilities Index to the S&P® Global Infrastructure Index to more accurately reflect the Portfolio’s investible universe.

4 The Standard & Poor’s 500® Utilities Index (S&P 500® Utilities Index) is an unmanaged, market capitalization weighted index consisting of utilities companies in the S&P 500® Index and is designed to measure the performance of the utilities sector. It includes reinvested dividends. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index.

FEES AND EXPENSES OF THE PORTFOLIO

ANNUAL PORTFOLIO OPERATING EXPENSES

These expenses are deducted from the Portfolio’s assets and are based on expenses paid for the fiscal year ended December 31, 2007. The Securities and Exchange Commission (“SEC”) requires that the Portfolio disclose in this table the fees and expenses that you may pay if you buy and hold shares of the Portfolio. In addition, Total annual Portfolio operating expenses in the table and example do not reflect the impact of any charges by your insurance company. If they did, expenses would be higher.

ANNUAL PORTFOLIO OPERATING EXPENSES

Advisory fee	0.57%
Distribution and service (12b-1) fees	None
Other expenses	0.13%
Total annual Portfolio operating expenses	0.70%

Example

This example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Portfolio, your investment has a 5% return each year, and the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, the table below shows your costs at the end of each period based on these assumptions.

Expenses Over Time
1 Year	3 Years	5 Years	10 Years
$72	$224	$390	$871

VIS — The Global Infrastructure Portfolio

7

The percentage limitations relating to the composition of the Portfolio apply at the time the Portfolio acquires an investment. Subsequent percentage changes that result from market fluctuations generally will not require the Portfolio to sell any portfolio security. However, the Portfolio may be required to sell its illiquid securities holdings, if any, or reduce its borrowings, in response to fluctuations in the value of such holdings. Except for the Portfolio’s policy to concentrate its assets in the utilities industry, the Portfolio may change its principal investment strategies without shareholder approval; however, you would be notified of any changes.

ADDITIONAL RISK INFORMATION

This section provides additional information relating to the risks of investing in the Portfolio.

U.S. Government Securities. Because certain of the U.S. government securities in which the Portfolio may invest are not backed by the full faith and credit of the United States, there is a risk that the U.S. Government will not provide financial support to these agencies if it is not obligated to do so by law. The maximum potential liability of the issuers of some U.S. government securities held by the Portfolio may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Convertible Securities. The Portfolio’s investments in convertible securities may subject the Portfolio to the risks associated with both fixed-income securities and common stocks. To the extent that a convertible security’s investment value is greater than its conversion value, its price will be likely to increase when interest rates fall and decrease when interest rates rise, as with a fixed-income security. If the conversion value exceeds the investment value, the price of the convertible security will tend to fluctuate directly with the price of the underlying equity security.

The Portfolio may invest up to 5% of its net assets in convertible securities rated below investment grade. Securities rated below investment grade are commonly known as “junk bonds” and have speculative credit risk characteristics.

Fixed-Income Securities. All fixed-income securities are subject to two types of risk: credit risk and interest rate risk. Credit risk refers to the possibility that the issuer of a security will be unable to make interest payments and/or repay the principal on its debt. Interest rate risk refers to fluctuations in the value of a fixed-income security resulting from changes in the general level of interest rates. When the general level of interest rates goes up, the prices of most fixed-income securities go down. When the general level of interest rates goes down, the prices of most fixed- income securities go up. (Zero coupon securities are typically subject to greater price fluctuations than comparable securities that pay interest.) The Portfolio may invest up to 5% of its net assets in fixed-income securities rated below investment grade.

Asset-Backed Securities. Asset-backed securities involve the risk that various federal and state consumer laws and other legal, regulatory and economic factors may result in the collateral backing the securities being insufficient to support payment on the securities. Asset-backed securities generally decrease in value as a result of interest rate increases, but may benefit less than other fixed-income securities from declining interest rates, principally because of

VIS — The Global Infrastructure Portfolio

10

contractually entitled to receive. If there is a default by the counterparty, the Portfolio may have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. The use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser and/or Sub-Adviser is incorrect in its forecasts of market values and interest rates, the investment performance of the Portfolio would be less favorable than it would have been if this investment technique were not used.

Contracts for Difference. As is the case with owning any financial instrument, there is the risk of loss associated with buying a CFD. For example, if the Portfolio buys a long CFD and the underlying security is worth less at the end of the contract, the Portfolio would be required to make a payment to the seller and would suffer a loss. Also, there may be liquidity risk if the underlying instrument is illiquid because the liquidity of the CFD is based on the liquidity of the underlying instrument. A further risk is that adverse movements in the underlying security will require the buyer to post additional margin. CFDs also carry counterparty risk, i.e., the risk that the counterparty to the CFD transaction may be unable or unwilling to make payments or to otherwise honor its financial obligations under the terms of the contract. If the counterparty were to do so, the value of the contract, and of the Portfolio’s shares, may be reduced.

Counterparty Risk. The Portfolio will be exposed to the credit of the counterparties to currency forwards and other derivative contracts and the counterparty’s ability to satisfy the terms of the agreements, which exposes the Portfolio to the risk that counterparties may default on their obligations to perform under the agreements. In the event of a bankruptcy or insolvency of a counterparty, the Portfolio could experience delays in liquidating its positions and significant losses, including declines in the value of its investment during the period in which the Portfolio seeks to enforce its rights, inability to realize any gains on its investment during such period and fees and expenses incurred in enforcing its rights. These risks may be more acute when a counterparty is domiciled outside of the United States.

VIS — The Global Infrastructure Portfolio

12

Financial Highlights

The financial highlights table is intended to help you understand the financial performance of the Portfolio’s Class X shares for the periods indicated. Certain information reflects financial results for a single Portfolio share throughout each period. The total returns in the table represent the rate an investor would have earned or lost on an investment in the Portfolio (assuming reinvestment of all dividends and distributions).

The information for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, whose report, along with the Portfolio’s financial statements, are incorporated by reference in the SAI from the Portfolio’s annual report, which is available upon request. The Portfolio’s unaudited financial statements for the semiannual period ended June 30, 2008 are incorporated by reference in the SAI from the Portfolio’s semiannual report.

Further information about the performance of the Portfolio is contained in its annual report and semiannual report to shareholders. See the accompanying prospectus for either the variable annuity or the variable life contract issued by your insurance company for a description of charges which are applicable thereto. These charges are not reflected in the financial highlights below. Inclusion of any of these charges would reduce the total return figures for all periods shown.

	For the
	Six Months Ended
	June 30,		Year Ended December 31,
	2008		2007	2006	2005	2004	2003
	(unaudited)
Selected Per Share Data:
Net asset value beginning of period	$20.66		$19.44	$16.50	$14.73	$12.53	$11.00
Income (loss) from investment operations:
Net investment income*	0.19		0.39	0.36	0.37	0.34	0.34
Net realized and unrealized gain	(1.13)		3.38	2.95	1.77	2.21	1.54
Total income from investment operations	(0.94)		3.77	3.31	2.14	2.55	1.88
Less dividends and distributions from:
Net investment income	(0.11)		(0.39)	(0.37)	(0.37)	(0.35)	(0.35)
Net realized gains	(3.44)		(2.16)	—	—	—	—
Total dividends and distributions	(3.55)		(2.55)	(0.37)	(0.37)	(0.35)	(0.35)
Net asset value end of period	$16.17		$20.66	$19.44	$16.50	$14.73	$12.53

Total Return†	(4.51	)%(2)	20.34%	20.32%	14.62%	20.66%	17.34%
Ratios to Average Net Assets:***
Expenses	0.70	%(1)(3)	0.70%	0.71%	0.70%	0.69%	0.70%
Net investment income	2.00	%(1)(3)	1.90%	2.05%	2.31%	2.59%	2.94%
Supplemental Data:
Net assets end of period (000’s)	$114,431		$133,507	$142,721	$154,413	$168,148	$175,191
Portfolio turnover rate	12	%(2)	8%	19%	29%	13%	35%

* The per share amounts were computed using an average number of shares outstanding during the period.

*** Reflects overall Portfolio ratios for investment income and non-class specific expenses.

† Calculated based on the net asset value as of the last business day of the period. Performance shown does not reflect fees and expenses imposed by your insurance company. If performance information included the effect of these additional charges, the total returns would be lower.

(1)  Annualized.

(2)  Not annualized.

(3)  Reflects rebate of certain Portfolio expenses in connection with the investments in Morgan Stanley Institutional Liquidity Money Market Portfolio—Institutional Class during the period. As a result of such rebate, the expenses as a percentage of it net assets had an effect of less than 0.005%.

instruments will be counted towards the 80% policy discussed above to the extent they have economic characteristics similar to the securities included within the 80% policy.

Other Investments. The remaining 20% of the Portfolio’s assets may be invested in fixed-income securities, and equity securities of companies not engaged in the infrastructure business, U.S. Government securities issued, or guaranteed as to principal and interest, by the U.S. Government or its agencies or instrumentalities, asset-backed securities and real estate investment trusts (commonly known as “REITs”). Up to 10% of the Portfolio’s assets may be invested in convertible securities. The Portfolio may invest up to 5% of its assets in fixed-income securities and convertible securities rated below investment grade (commonly known as “junk bonds”). The Portfolio may also utilize forward foreign currency exchange contracts, options on foreign currencies, stock index futures (and options thereon), total return swaps and contracts for difference (“CFDs”), which are derivative instruments. Derivative instruments are financial instruments whose value and performance are based on the value and performance of another security or financial instrument. For more information, see the “Additional Investment Strategy Information” section.

The Portfolio may engage in active and frequent trading of its portfolio securities. For more information regarding portfolio turnover, see the “Additional Investment Strategy Information” section.

In pursuing the Portfolio’s investment objective, the Investment Adviser and/or Sub-Adviser have considerable leeway in deciding which investments they buy, hold or sell on a day-to-day basis and which trading strategies they use. For example, the Investment Adviser and/or Sub-Adviser in their discretion may determine to use some permitted trading strategies while not using others.

PRINCIPAL RISKS

There is no assurance that the Portfolio will achieve its investment objective. The Portfolio’s share price and return will fluctuate with changes in the market value of its portfolio securities. When you sell Portfolio shares, they may be worth less than what you paid for them and, accordingly, you can lose money investing in this Portfolio.

Infrastructure-Related Companies. Because the Portfolio concentrates its investments in infrastructure-related companies, the Portfolio has greater exposure to the potential adverse economic, regulatory, political and other changes affecting such entities. Infrastructure-related companies are subject to a variety of factors that may adversely affect their business or operations including high interest costs in connection with capital construction programs, costs associated with compliance with and changes in environmental and other regulations, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, the effects of surplus capacity, increased competition from other providers of services in a developing deregulatory environment, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors. Additionally, infrastructure-related entities may be subject to regulation by various governmental authorities and may also be affected by governmental regulation of rates charged to customers, government budgetary constraints, service interruption due to environmental, operational or other mishaps and the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards.

Other factors that may affect the operations of infrastructure-related companies include innovations in technology that could render the way in which a company delivers a product or service obsolete, significant changes to the number of ultimate end-users of a company’s products,

VIS — The Global Infrastructure Portfolio

3

may convert U.S. dollars to a foreign market’s local currency to purchase a security in that market. If the value of that local currency falls relative to the U.S. dollar, the U.S. dollar value of the foreign security will decrease. This is true even if the foreign security’s local price remains unchanged.

Foreign securities also have risks related to economic and political developments abroad, including expropriations, confiscatory taxation, exchange control regulation, limitations on the use or transfer of Portfolio assets and any effects of foreign social, economic or political instability. Foreign companies, in general, are not subject to the regulatory requirements of U.S. companies and as such, there may be less publicly available information about these companies. Moreover, foreign accounting, auditing and financial reporting standards generally are different from those applicable to U.S. companies. Finally, in the event of a default of any foreign debt obligations, it may be more difficult for the Fund to obtain or enforce a judgment against the issuers of the securities.

Securities of foreign issuers may be less liquid than comparable securities of U.S. issuers and, as such, their price changes may be more volatile. Furthermore, foreign exchanges and broker-dealers are generally subject to less government and exchange scrutiny and regulation than their U.S. counterparts. In addition, differences in clearance and settlement procedures in foreign markets may cause delays in settlement of the Portfolio’s trades effected in those markets and could result in losses to the Portfolio due to subsequent declines in the value of the securities subject to the trades.

The foreign securities in which the Portfolio may invest may be issued by issuers located in emerging market or developing countries. Compared to the United States and other developed countries, emerging market or developing countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities issued by companies located in these countries tend to be especially volatile and may be less liquid than securities traded in developed countries. In the past, securities in these countries have been characterized by greater potential loss than securities of companies located in developed countries.

Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them to any voting rights with respect to the deposited securities.

Derivatives. The primary risks of investing in derivatives are: (i) changes in the market value of securities held by the Portfolio, and of derivatives relating to those securities, may not be proportionate, (ii) there may not be a liquid market for the Portfolio to sell a derivative, which could result in difficulty closing a position and (iii) certain derivatives can magnify the extent of losses incurred due to changes in the market value of the securities to which they relate. In addition, some derivatives are subject to counterparty risk. This risk may be more acute when a counterparty is domiciled outside of the United States. To minimize this risk, the Portfolio may enter into derivatives transactions only with counterparties that meet certain requirements for credit quality and collateral. For more information on the risks associated with the derivatives in which the Portfolio may invest, see the “Additional Risk Information” section.

Other Risks. The performance of the Portfolio also will depend on whether or not the Investment Adviser and/or Sub-Adviser are successful in applying the Portfolio’s investment strategies. The Portfolio is also subject to other risks from its permissible investments, including the risks associated

VIS — The Global Infrastructure Portfolio

1 The Standard & Poor’s BMI Global Index (S&P BMI Global Index) is a broad market index designed to capture exposure to equities in all countries in the world that meet minimum size and liquidity requirements. As of the date of this Prospectus, there are approximately 11,000 index members representing 27 developed and 26 emerging market countries. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index. The Portfolio’s primary benchmark is being changed from the S&P 500® Index to the S&P BMI Global Index to more accurately reflect the Portfolio’s investible universe.

2 The Standard & Poor’s 500® Index (S&P 500® Index) is a broad-based index, the performance of which is based on the performance of 500 widely-held common stocks chosen for market size, liquidity and industry group representation. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index.

3 The Standard & Poor’s Global Infrastructure Index (S&P Global Infrastructure Index) is designed to track performance of the stocks of 75 of the largest publicly listed infrastructure companies around the world including both developed and emerging markets. The Index includes companies involved in utilities, energy and transportation infrastructure; airport services; highways and rail tracks; marine ports and services; and electric, gas and water utilities. The Index was launched on November 16, 2001 and, therefore, returns for periods using dates prior to this inception date are not available. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index. The Portfolio’s secondary benchmark is being changed from the S&P 500® Utilities Index to the S&P® Global Infrastructure Index to more accurately reflect the Portfolio’s investible universe.

4 The Standard & Poor’s 500® Utilities Index (S&P 500® Utilities Index) is an unmanaged, market capitalization weighted index consisting of utilities companies in the S&P 500® Index and is designed to measure the performance of the utilities sector. It includes reinvested dividends. The Index is unmanaged and its returns do not include any sales charges or fees. Such costs would lower performance. It is not possible to invest directly in an index.

FEES AND EXPENSES OF THE PORTFOLIO

ANNUAL PORTFOLIO OPERATING EXPENSES

These expenses are deducted from the Portfolio’s assets and are based on expenses paid for the fiscal year ended December 31, 2007. The Securities and Exchange Commission (“SEC”) requires that the Portfolio disclose in this table the fees and expenses that you may pay if you buy and hold shares of the Portfolio. In addition, Total annual Portfolio operating expenses in the table and example do not reflect the impact of any charges by your insurance company. If they did, expenses would be higher.

ANNUAL PORTFOLIO OPERATING EXPENSES

Advisory fee	0.57%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.13%
Total annual Portfolio operating expenses	0.95%

Example

This example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Portfolio, your investment has a 5% return each year, and the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, the table below shows your costs at the end of each period based on these assumptions.

Expenses Over Time
1 Year	3 Years	5 Years	10 Years
$97	$303	$525	$1,166

VIS — The Global Infrastructure Portfolio

fluctuations generally will not require the Portfolio to sell any portfolio security. However, the Portfolio may be required to sell its illiquid securities holdings, if any, or reduce its borrowings, in response to fluctuations in the value of such holdings. Except for the Portfolio’s policy to concentrate its assets in the utilities industry, the Portfolio may change its principal investment strategies without shareholder approval; however, you would be notified of any changes.

ADDITIONAL RISK INFORMATION

This section provides additional information relating to the risks of investing in the Portfolio.

U.S. Government Securities. Because certain of the U.S. government securities in which the Portfolio may invest are not backed by the full faith and credit of the United States, there is a risk that the U.S. Government will not provide financial support to these agencies if it is not obligated to do so by law. The maximum potential liability of the issuers of some U.S. government securities held by the Portfolio may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Convertible Securities. The Portfolio’s investments in convertible securities may subject the Portfolio to the risks associated with both fixed-income securities and common stocks. To the extent that a convertible security’s investment value is greater than its conversion value, its price will be likely to increase when interest rates fall and decrease when interest rates rise, as with a fixed-income security. If the conversion value exceeds the investment value, the price of the convertible security will tend to fluctuate directly with the price of the underlying equity security.

The Portfolio may invest up to 5% of its net assets in convertible securities rated below investment grade. Securities rated below investment grade are commonly known as “junk bonds” and have speculative credit risk characteristics.

Fixed-Income Securities. All fixed-income securities are subject to two types of risk: credit risk and interest rate risk. Credit risk refers to the possibility that the issuer of a security will be unable to make interest payments and/or repay the principal on its debt. Interest rate risk refers to fluctuations in the value of a fixed-income security resulting from changes in the general level of interest rates. When the general level of interest rates goes up, the prices of most fixed-income securities go down. When the general level of interest rates goes down, the prices of most fixed- income securities go up. (Zero coupon securities are typically subject to greater price fluctuations than comparable securities that pay interest.) The Portfolio may invest up to 5% of its net assets in fixed-income securities rated below investment grade.

Asset-Backed Securities. Asset-backed securities involve the risk that various federal and state consumer laws and other legal, regulatory and economic factors may result in the collateral backing the securities being insufficient to support payment on the securities. Asset-backed securities generally decrease in value as a result of interest rate increases, but may benefit less than other fixed-income securities from declining interest rates, principally because of prepayments. Prepayments may increase during a period of declining interest rates although

VIS — The Global Infrastructure Portfolio

contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. The use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser and/or Sub-Adviser is incorrect in its forecasts of market values and interest rates, the investment performance of the Portfolio would be less favorable than it would have been if this investment technique were not used.

Contracts for Difference. As is the case with owning any financial instrument, there is the risk of loss associated with buying a CFD. For example, if the Portfolio buys a long CFD and the underlying security is worth less at the end of the contract, the Portfolio would be required to make a payment to the seller and would suffer a loss. Also, there may be liquidity risk if the underlying instrument is illiquid because the liquidity of the CFD is based on the liquidity of the underlying instrument. A further risk is that adverse movements in the underlying security will require the buyer to post additional margin. CFDs also carry counterparty risk, i.e., the risk that the counterparty to the CFD transaction may be unable or unwilling to make payments or to otherwise honor its financial obligations under the terms of the contract. If the counterparty were to do so, the value of the contract, and of the Portfolio’s shares, may be reduced.

Counterparty Risk. The Portfolio will be exposed to the credit of the counterparties to currency forwards and other derivative contracts and the counterparty’s ability to satisfy the terms of the agreements, which exposes the Portfolio to the risk that counterparties may default on their obligations to perform under the agreements. In the event of a bankruptcy or insolvency of a counterparty, the Portfolio could experience delays in liquidating its positions and significant losses, including declines in the value of its investment during the period in which the Portfolio seeks to enforce its rights, inability to realize any gains on its investment during such period and fees and expenses incurred in enforcing its rights. These risks may be more acute when a counterparty is domiciled outside of the United States.

VIS — The Global Infrastructure Portfolio

Financial Highlights

The financial highlights table is intended to help you understand the financial performance of the Portfolio’s Class Y shares for the periods indicated. Certain information reflects financial results for a single Portfolio share throughout each period. The total returns in the table represent the rate an investor would have earned or lost on an investment in the Portfolio (assuming reinvestment of all dividends and distributions).

The information for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, whose report, along with the Portfolio’s financial statements, are incorporated by reference in the SAI from the Portfolio’s annual report, which is available upon request. The Portfolio’s unaudited financial statements for the semiannual period ended June 30, 2008 are incorporated by reference in the SAI from the Portfolio’s semiannual report.

Further information about the performance of the Portfolio is contained in its annual report and semiannual report to shareholders. See the accompanying prospectus for either the variable annuity or the variable life contract issued by your insurance company for a description of charges which are applicable thereto. These charges are not reflected in the financial highlights below. Inclusion of any of these charges would reduce the total return figures for all periods shown.

	For the
	Six Months Ended
	June 30,		Year Ended December 31,
	2008		2007	2006	2005	2004	2003
	(unaudited)
Selected Per Share Data:
Net asset value beginning of period	$20.65		$19.43	$16.49	$14.72	$12.53	$10.99
Income (loss) from investment operations:
Net investment income*	0.17		0.34	0.32	0.33	0.31	0.31
Net realized and unrealized gain	(1.14)		3.38	2.95	1.77	2.20	1.55
Total income from investment operations	(0.97)		3.72	3.27	2.10	2.51	1.86
Less dividends and distributions from:
Net investment income	(0.09)		(0.34)	(0.33)	(0.33)	(0.32)	(0.32)
Net realized gains	(3.44)		(2.16)	—	—	—	—
Total dividends and distributions	(3.53)		(2.50)	(0.33)	(0.33)	(0.32)	(0.32)
Net asset value end of period	$16.15		$20.65	$19.43	$16.49	$14.72	$12.53

Total Return†	(4.63	%)(2)	20.04%	20.03%	14.35%	20.28%	17.17%
Ratios to Average Net Assets:***
Expenses	0.95	%(1)(3)	0.95%	0.96%	0.95%	0.94%	0.95%
Net investment income	1.75	%(1)(3)	1.65%	1.80%	2.06%	2.34%	2.69%
Supplemental Data:
Net assets end of period (000’s)	$26,821		$31,780	$34,305	$33,068	$30,289	$25,933
Portfolio turnover rate	12	(2)%	8%	19%	29%	13%	35%

* The per share amounts were computed using an average number of shares outstanding during the period.

*** Reflects overall Portfolio ratios for investment income and non-class specific expenses.

† Calculated based on the net asset value as of the last business day of the period. Performance shown does not reflect fees and expenses imposed by your insurance company. If performance information included the effect of these additional charges, the total returns would be lower.

(1) Annualized.

(2) Not annualized.

(3) Reflects rebate of certain Portfolio expenses in connection with the investments in Morgan Stanley Institutional Liquidity Money Market Portfolio—Institutional Class during the period. As a result of such rebate, the expenses as a percentage of it net assets had an effect of less than 0.005%.

VIS — The Global Infrastructure Portfolio

The Fund’s Declaration of Trust permits the Trustees to authorize the creation of additional Portfolios (the proceeds of which would be invested in separate, independently managed portfolios) and additional Classes of shares within any Portfolio. The Trustees have not presently authorized any such additional series or Classes of shares other than as set forth in the Prospectus for each Portfolio.

The Fund is not required to hold annual meetings of shareholders and in ordinary circumstances the Fund does not intend to hold such meetings. The Trustees may call special meetings of shareholders for action by shareholder vote as may be required by the Investment Company Act or the Declaration of Trust. Under certain circumstances, the Trustees may be removed by the actions of the Trustees. In addition, under certain circumstances the shareholders may call a meeting to remove Trustees and the Fund is required to provide assistance in communicating with shareholders about such a meeting.The voting rights of shareholders are not cumulative, so that holders of more than 50% of the shares voting can, if they choose, elect all Trustees being selected, while the holders of the remaining shares would be unable to elect any Trustees.

Under Massachusetts law, shareholders of a business trust may, under certain limited circumstances, be held personally liable as partners for the obligations of the Fund. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Fund, requires that notice of such Fund obligations include such disclaimer, and provides for indemnification out of the Fund’s property for any shareholder held personally liable for the obligations of the Fund.Thus, the risk of a share- holder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations. Given the above limitations on shareholder personal liability, and the nature of the Fund’s assets and operations, the possibility of the Fund being unable to meet its obligations is remote and thus, in the opinion of Massachusetts counsel to the Fund, the risk to Fund shareholders of personal liability is remote.

Shareholders have the right to vote on the election of Trustees of the Fund and on any and all matters on which by law or the provisions of the Fund’s By-Laws they may be entitled to vote.To the extent required by law, insurance companies, which are the only shareholders of the Fund, will vote the shares of the Fund held in each Account established to fund the benefits under either a flexible premium deferred variable annuity Contract or a flexible premium variable life insurance Contract in accordance with instruc- tions from the owners of such Contracts. Shares of the Portfolio will be voted by the insurance company investing in such Portfolio based on instructions received from the contract holders having a voting interest in the underlying account. Shares for which timely instructions are not received generally will be voted by the insurance company in the same proportion as Shares for which instructions have been timely received. Therefore, as a result of this proportional voting, the vote of a small number of contract holders could deter- mine the outcome of a proposal subject to a shareholder vote.

The Trustees themselves have the power to alter the number and the terms of office of the Trustees (as provided for in the Declaration of Trust), and they may at any time lengthen or shorten their own terms or make their terms of unlimited duration and appoint their own successors, provided that always at least a majority of the Trustees has been elected by the shareholders of the Fund.

Shareholders of all Portfolios vote for a single set of Trustees. On any matters affecting only one Portfolio, only the shareholders of that Portfolio are entitled to vote. On matters relating to all the Portfolios, but affecting the Portfolios differently, separate votes by each Portfolio are required. Approval of an Investment Advisory Agreement and a change in fundamental policy would be regarded as matters requiring separate voting by each Portfolio.

With respect to the submission to shareholder vote of a matter requiring separate voting by the Portfolio, the matter shall have been effectively acted upon with respect to any Portfolio if a majority of the outstanding voting securities of that Portfolio votes for the approval of the matter, notwithstanding that: (1) the matter has not been approved by a majority of the outstanding voting securities of any other Portfolio; or (2) the matter has not been approved by a majority of the outstanding voting securities of the Fund. The voting rights of shareholders are not cumulative, so that holders of more than 50% of the shares voting can, if they choose, elect all Trustees being selected, while the holders of the remaining shares would be unable to elect any Trustees.

XI. PERFORMANCE DATA

					Average Annual
					Total Return for
					Period from
			Average Annual	Average Annual	Commencement
		Total Return for	Total Return for	Total Return for	of Operations
	Date of	Fiscal Year Ended	Five Years Ended	Ten Years Ended	through
Class	Inception	December 31, 2007	December 31, 2007	December 31, 2007	December 31, 2007
Class X	03/01/90	20.34%	18.63%	6.82%	9.61%
Class Y	06/05/00	20.04%	18.35%	—	4.04%

					Total Return for
					Period from
					Commencement
		Total Return for	Total Return for	Total Return for	of Operations
	Date of	One Year Ended	Five Years Ended	Ten Years Ended	through
Class	Inception	June 30, 2008	June 30, 2008	June 30, 2008	June 30, 2008
Class X	03/01/90	2.28%	15.23%	5.29%	9.06%
Class Y	06/05/00	2.03%	14.96%	—	3.18%

XII. FINANCIAL STATEMENTS

The Fund’s audited financial statements for the fiscal year ended December 31, 2007, including notes thereto and the report of Deloitte & Touche LLP, independent registered public accounting firm, and the Fund’s unaudited financial statements for the semiannual period ended June 30, 2008, are herein incor- porated by reference from the Fund’s annual report and the Fund’s semiannual report, respectively. A copy of the Fund’s Annual Report to Shareholders and Semiannual Report to Shareholders must accompany the delivery of this SAI.

XIII. FUND COUNSEL

Clifford Chance US LLP, located at 31 West 52nd Street, New York, NY 10019, acts as the Fund’s legal counsel.

*****

This SAI and each of the Class X and Class Y Prospectuses do not contain all of the information set forth in the Registration Statement the Fund has filed with the SEC. The complete Registration Statement may be obtained from the SEC.